Advisors Preferred Trust

1445 Research Boulevard, Suite 530

Rockville, MD  20850

January 11, 2013

VIA ELECTRONIC TRANSMISSION

Kieran Brown

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Advisors Preferred Trust, Files Nos. 333-184169; 811-22756

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, Advisors Preferred Trust (the "Registrant") and Ceros Financial Services, Inc. (the OnTrack Core Fund's principal underwriter/distributor), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement (the "Amendment"), which was filed on January 11, 2013, to January 14, 2013, 8:00 A.M., or the earliest practicable date thereafter.  Absent acceleration, the Amendment would not become effective.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the OnTrack Core Fund.  If you have any questions concerning this request please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Advisors Preferred Trust

Ceros Financial Services, Inc.

By:

/s/ Catherine Ayers-Rigsby

By:

/s/ Catherine Ayers-Rigsby

Name:

Catherine Ayers-Rigsby

Name:

Catherine Ayers-Rigsby

Title:

President

Title:

Chief Executive Officer

Date:

January 11, 2013

Date:

January 11, 2013